UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of Registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Potential Transaction with Controlling Shareholder

On May 26, 2023, at a meeting of the board of directors (the “Board”) of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”), the Company’s controlling shareholder, Sun Pharmaceutical Industries Ltd. (“Sun”) informed the Board that it was considering to make a proposal to acquire all of the outstanding ordinary shares, par value 0.0001 New Israeli Shekels, per share, of the Company (“ordinary shares”), other than any shares already held by Sun or its affiliates. On May 26, 2023, Sun delivered a proposal letter (the “Proposal Letter”) to the Board that contained a non-binding indication of interest to acquire all of the outstanding ordinary shares, other than any shares already held by Sun or its affiliates, for a purchase price of US $38.00 per share in cash (the “Proposed Transaction”).

Following delivery of the Proposal Letter, Sun engaged in multiple rounds of price negotiations with a special committee (the “Special Committee”) of the Board regarding the terms of the Proposed Transaction. Such negotiations ultimately resulted in Sun communicating to the members of the Special Committee updated terms of the Proposed Transaction, pursuant to which Sun has proposed to acquire all of the outstanding ordinary shares, other than any shares already held by Sun or its affiliates, for a purchase price of US $43.00 per share in cash (the “Revised Proposal”). On December 10, 2023, the Special Committee confirmed that it agreed in principle with the Revised Proposal and that it has agreed to negotiate definitive agreements.

The consummation of a transaction based on the Revised Proposal could result in, among other actions, a merger or other extraordinary transaction involving Taro, the delisting of the ordinary shares from the NYSE, and the termination of registration of the ordinary shares under Section 12(b) and/or 12(g) of the Securities Exchange Act of 1934, as amended.

Negotiations regarding definitive terms and agreements for a Proposed Transaction are ongoing, and no assurance can be given as to whether there will be a definitive agreement reached with respect to the Revised Proposal, the terms or conditions of any such agreement, or whether the Proposed Transaction will eventually be consummated, and the Revised Proposal remains subject to further required corporate approvals, negotiation and execution of definitive documentation and satisfaction of other customary conditions. The Special Committee is comprised solely of independent directors and the required corporate approvals with respect to the Proposed Transaction shall include the affirmative approval of the shareholders holding a majority of all the votes of shareholders, excluding Sun, its affiliates and any other shareholders that have a personal interest in the approval of the transaction, who participate in the vote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer

Date:	December 11, 2023